As filed with the Securities and Exchange Commission on December 7, 2006
================================================================================

Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                     MELCO PBL ENTERTAINMENT (MACAU) LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not Applicable
                   (Translation of issuer's name into English)

                                 Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                            United States of America
                                +1 (212) 250-9100

    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              CT Corporation System
                               111 Eighth Avenue,
                            New York, New York 10011
                            United States of America
                                +1 (212) 664 1666

    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

     Francis Fitzherbert-Brockholes, Esq.           John A. Otoshi
                 White & Case                    Latham & Watkins LLP
              5 Old Broad Street            41st Floor, One Exchange Square
                London EC2N 1DW                   8 Connought Place
               +44 20 7532 1000                   Central Hong Kong
                                                   + 852 2522 7886

It is proposed that this filing become
effective under Rule 466:                   [ ]  immediately upon filing.
                                            [ ]  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: [X]

                         CALCULATION OF REGISTRATION FEE

                                                           Proposed Maximum      Proposed Maximum       Amount of
         Title of Each Class of           Amount to be    Aggregate Price Per   Aggregate Offering   Registration Fee
      Securities to be Registered          Registered            Unit*                Price**
---------------------------------------   ------------   --------------------   ------------------   ----------------
American Depositary Shares evidenced by    500,000,000                  $0.05          $25,000,000             $2,675
American Depositary Receipts, each            ADSs
American Depositary Share representing
three ordinary share(s), par value
$0.01, of Melco PBL Entertainment
(Macau) Limited (the "shares")

*   Each unit represents one American Depositary Share.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

================================================================================

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                 Cross Reference

                                                                        Location in Form of Receipt
Item Number and Caption                                                 Filed Herewith as Prospectus
-----------------------------------------------------------------       --------------------------------------
1.   Name and address of depositary                                     Face of Receipt, Introductory Article

2.   Title of American Depositary Receipts and identity                 Face of Receipt, Introductory Article
     of deposited securities

     Terms of Deposit:

     (i)   The amount of deposited securities represented by one        Face of Receipt, Introductory Article,
           unit of American Depositary Receipts                         upper right corner

     (ii)  The procedure for voting, if any, the deposited              Reverse of Receipt, Articles 14 and 15
           securities

     (iii) The collection and distribution of dividends                 Reverse of Receipt, Article 13

     (iv)  The transmission of notices, reports and proxy               Face of Receipt, Article 5, Reverse of
           soliciting material                                          Receipt, Article 15

     (v)   The sale or exercise of rights                               Reverse of Receipt, Article 13

     (vi)  The deposit or sale of securities resulting from             Face of Receipt, Article 3, Reverse of
           dividends, splits or plans of reorganization                 Receipt, Articles 13 and 16

     (vii) Amendment, extension or termination of the deposit           Reverse of Receipt, Articles 20, 21 and 22
           arrangements

     (viii)Rights of holders of American Depositary                     Face of Receipt, Article 12
           Receipts to inspect the books of the depositary
           and the list of holders of Receipts

     (ix)  Restrictions upon the right to transfer or withdraw          Face of Receipt, Articles 2, 3, 4, 6 and 9
           the underlying securities

     (x)   Limitation upon the liability of the depositary              Reverse of Receipt, Articles 13, 15, 16,
                                                                        18, 19 and 24

3.   Fees and Charges                                                   Face of Receipt, Article 9

ITEM 2.   AVAILABLE INFORMATION

Public reports furnished by issuer                    Face of Receipt Article 12

     Melco PBL Entertainment (Macau) Limited (the "Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, U.S.A., and at the principal executive office of the Depositary and, where made available by the Commission, on the Commission's website (www.sec.gov).

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3.   EXHIBITS

(a) Form of Deposit Agreement. Form of Deposit Agreement among the Company, Deutsche Bank Trust Company Americas as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. Filed herewith as Exhibit (a).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)  Certification under Rule 466. Not Applicable.

(f) Powers of Attorney for certain officers and directors of the Company. Set forth on the signature pages hereto.

ITEM 4.   UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on December 7, 2006.

                                          Legal entity created by the agreement
                                          for the issuance of American
                                          Depositary Receipts for common
                                          shares, par value $0.01 each, of Melco
                                          PBL Entertainment (Macau) Limited

                                          Deutsche Bank Trust Company Americas,
                                                as Depositary


                                          By: /s/ Clare Benson
                                              ----------------------------------
                                          Name:  Clare Benson
                                          Title: Vice President


                                          By: /s/ Tom Murphy
                                              ----------------------------------
                                          Name:  Tom Murphy
                                          Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Melco PBL Entertainment (Macau) Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on December 7, 2006.

                                        Melco PBL Entertainment (Macau) Limited


                                        By: /s/ Lawrence Ho
                                            ------------------------------------
                                        Name:  Lawrence Ho
                                        Title: Chairman and Chief Executive
                                               Officer

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Lawrence (Yau Lung) Ho, his or her true and lawful attorney-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all document sin connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intends and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and dates indicated.

Signature                               Title
------------------------------          ----------------------------------------

/s/  Lawrence (Yau Lung) Ho             Co-Chairman/Chief Executive Officer
----------------------------            (principal executive officer)
Name: Lawrence (Yau Lung) Ho

/s/  James D. Packer                    Co-Chairman
---------------------
Name: James D. Packer

/s/  Simon Dewhurst                     Chief Financial Officer (principal
--------------------                    financial and accounting officer)
Name: Simon Dewhurst

/s/  John Wang                          Director
---------------
Name: John Wang

/s/  Clarence (Yuk Man) Chung           Director
------------------------------
Name: Clarence (Yuk Man) Chung

/s/  Rowen B. Craigie                   Director
----------------------
Name: Rowen B. Craigie

Puglisi & Associates              Authorized Representative in the United States


By: /s/ Donald J. Puglisi
    ---------------------
Name:  Donald J. Puglisi
Title: Managing Director

Date: December 7, 2006

                                INDEX TO EXHIBITS

                                                                   Sequentially
Exhibit Number                                                     Numbered Page
-----------------------------------------------------------------  -------------
(a)  Form of Deposit Agreement.
(d)  Opinion of White & Case, counsel to the Depositary.
(f) Powers of Attorney for certain officers and directors of the Company. Set forth on the signature pages hereto.